# Organization Indirect Owners

**Organization CRD Number: 171752**                    **Organization Name: KEZAR TRADING, LLC**

**Organization SEC Number: 8-69476**                    **Applicant Name: LEVEL MARKETS, LLC**

**No IA Record**

| Full Legal Name | Domestic, Foreign, Individual | Entity in Which Interest is Owned | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|---|
| FMR, LLC | Domestic Entity | LEVEL HOLDINGS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC. | SHAREHOLDER | 03/2022 | 25% but less than 50% | Y | N | 04-3532603 |